June 22, 2007

        *FOIA Confidential Treatment Request*

           Confidential Treatment Requested by

      Tercica, Inc. in connection with its Annual

       Report on Form 10-K for the Fiscal Year

                    Ended December 31, 2006

                        (File No. 000-50461)

                                TRCA0001

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant
Chief Accountant
Christine Allen, Staff Accountant
Don Abbott, Senior Staff Accountant

Re:	Tercica, Inc., File No. 000-50461 Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Rosenberg:

Tercica, Inc. (the “Company,” “we” or “us”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff dated May 18, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).

Set forth below are responses to the Staff’s comments numbered 1 through 8, as set forth in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 49

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0002

1.	Please explain to us in disclosure-type format how you estimate “provisions for discounts to customers, rebates to government agencies, product returns and other adjustments which are based on our historical experience.” For example, please address the criteria set forth in paragraph 8 of SFAS 48 to explain how you can reasonably estimate the amount of future returns considering your sales commenced in 2006.

In response to the Staff’s comment, we advise the Staff that currently, the Company’s product revenue is net of prompt payment discounts to customers and rebates to government agencies and international distributors. Due to the nature of our product and the terms of our sales arrangements, we have experienced insignificant product returns and have not historically recorded a provision for product returns.

Prompt payment discounts to customers represent a percentage of the gross invoice price for all of our domestic customers as defined in our agreements with these customers. No such discount is offered to our international customers.

Rebates to international customers are based on specific contractual terms with those customers. Rebates to government agencies relate entirely to Medicaid rebates and are based on regulatory requirements.

As stated above, we currently do not provide a reserve for product returns, as we believe that the terms of our sales arrangements, as well as the nature of our product, are such that returns have been and are expected to be rare. Specific considerations include the following:

•	We do not ship product for sale with an expiration of less than 90 days and closely monitor to maintain no more than 60 days of supply held by our specialty pharmacies;

•	Returned products cannot be re-used and must be destroyed if returned; therefore, our product return policy only allows for returns in the event of damage in transit or a product recall; and

•

Due to refrigeration requirements for our product, the product must be shipped using special refrigeration methods by Fedex for next day delivery. Based on the fast shipping methods, customers maintain a low level of inventory.

Actual product returns in fiscal 2006 were limited to one instance that was caused by one of our distributors who erroneously placed an order quantity of 10 boxes as opposed to 10 vials (one box).

We propose that in our future filings, our disclosure be expanded as follows:

We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable and collectibility is reasonably assured. We record provisions for discounts to customers and rebates to government agencies and international distributors, which are based on contractual terms and regulatory requirements. To date, these provisions have been de minimis. Our product

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0003

returns policy only allows for the return of product damaged in transit, product shipped in error by the Company, or discontinued, withdrawn or recalled merchandise. To date, product returns have been de minimis and based on our historical experience as well as the specialized nature of our product, we historically have not provided a reserve for product returns. We will continue to monitor returns in the future and will reassess the need to estimate a product returns reserve if the returns experience increases.

Inventories, page 51

2.

Please explain to us in disclosure-type format how you estimate the “future demands for Increlex™” to determine obsolete or excess inventory. For example, discuss the factors that you consider in estimating these amounts, such as levels of inventory in the distribution channel, estimated remaining shelf life, or changes in demand due to price changes from competitors and introduction of new products.

In response to the Staff’s comment, we advise the Staff that due to the nature of our business and our target market, levels of inventory in the distribution channel, changes in demand due to price changes from competitors and introduction of new products are not significant factors when estimating our excess or obsolete inventory due to the following considerations:

Level of inventory in the distribution channel:

•

Once a prescription (Statement of Medical Necessity “SMN”) is written, the patient is assigned to a distributor based on his or her insurance plan. Each distributor has visibility as to the status of the reimbursement review cycle, and once a patient is approved for reimbursement by their insurance company, the distributor is notified that drug can be shipped for that approved SMN. This process provides the distributors with detail patient information to enable them to forecast demand and manage their inventories accordingly based on their individual policies.

•	We monitor the inventory in the distribution channel to identify and follow up with any distributor that may be holding levels of inventory in excess of 60 days or more.

•

Due to refrigeration requirements for our product, the product is shipped by Fedex for next day delivery. Based on the fast shipping terms and expensive storage costs, distributors generally maintain a low level of inventory.

Changes in demand due to price changes from competitors and introduction of new products:

•

Our only marketed product, Increlex™, is currently approved for a disease condition that we estimate affects approximately 6,000 pediatric patients in an estimated available total population of 30,000 patients in the U.S. There are few competitors in this indication, and we have been granted a seven-year orphan drug exclusivity for Increlex™. At this time, given the small market size, the low number of competitors and orphan drug exclusivity, we do not expect changes in demand due to price changes from competitors or introduction of new products to be factors in determining excess or obsolete inventory.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0004

The process for evaluating whether there exists excess or obsolete inventory is not a complex process and does not require significant management judgment. The primary factors considered in evaluating whether there exists excess or obsolete inventory are:

•	our forecast of future demand, which is updated on a quarterly basis; and

•	the expiration date for each lot manufactured.

As stated above, our product is currently approved for a disease condition that we estimate affects approximately 6,000 pediatric patients in the U.S. These pediatric patients typically start therapy, on average, between 5 to 7 years of age and typically stay on therapy until puberty in order to gain the full benefit of treatment. Future demand of our product is based on the number of patients currently using our drug product and our expectation for future patients to begin using our product based on our market and prescription analyses.

Since we do not ship drug product with an expiration date of less than 90 days, we compare the future demand against our inventory supply on a first-in, first-out basis, and record a inventory write down on any finished goods inventory which will not be sold before the 90 days prior to the expiration date.

Result of Operations, page 52

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 52

Revenues, page 52

3.	You state “Product sales less product returns and cash discounts were $1.3 million…” Please quantify for us your product returns and cash discounts in disclosure-type format.

In response to the Staff’s comment, we advise the Staff that during 2006, we recorded gross product revenue of $1.4 million, partially offset by rebates to government agencies (Medicaid) of [*], international customer rebates of [*], cash discounts of [*] and product returns of [*].

4.	You state several times throughout the filing that Somatuline® Autogel® is currently in the “reimbursement review process”. Please explain to us in disclosure-type format the reimbursement review process and an estimate of when this process will be completed. If you are not able to estimate the time to complete the process, please clarify why you are unable to estimate the time period in disclosure-type format.

In response to the Staff’s comment, we advise the Staff that during the reimbursement review process in Canada, summary information on drug safety and efficacy, medical need and pricing is prepared, submitted, reviewed and approved by competent private and public authorities in order to establish reimbursement for a drug. Currently, for Somatuline®

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0005

Autogel®, submissions in Canada have been made to major private payors, to Quebec, and to the Center for Drug Review that analyzes all provincial submissions (except Quebec) first and makes a summary recommendation prior to provincial review. Quebec is reviewed separately specific to the province. The Company anticipates reimbursement approval from private payors by July 2007 and provincial reimbursement approvals for Quebec and Ontario by October 2007. For the remaining provinces in Canada, the Company anticipates reimbursement approval sometime in 2008 or 2009, as dictated by the review and approval timelines for the specific province.

Research and Development Expenses, page 52

5.	Please clarify for us in disclosure-type format why the upfront license fee of $25 million paid in October 2006 under the Somatuline® license agreement was expensed to research and development considering that Somatuline® Autogel® appears to have had received regulatory approval and the product was being marketed in the European Union and also had received marketing approval by Health Canada.

In response to the Staff’s comment, we advise the Staff that in July 2006, we entered into a license and collaboration agreement with Ipsen, S.A. (“Ipsen”) pursuant to which Ipsen granted us the exclusive right under Ipsen’s patents and know-how to develop and commercialize Somatuline® Autogel® in the United States and Canada for all indications other than opthalmic indications. While the product is currently marketed in the European Union and was approved for commercialization in Canada, the underlying product candidate is not yet approved in the U.S., and information regarding such approval is not expected until the end of August 2007 at the earliest. In addition, although the product is approved in Canada, it is still undergoing the reimbursement review process in Canada and sales have not yet commenced. See comment response No. 4 above for further detail.

Although Somatuline® Autogel® is currently marketed in the European Union and recently received regulatory approval in Canada, approval by the FDA is not certain. We acquired the rights to the product primarily for its territorial rights in the U.S. The Canadian market is substantially smaller than the U.S. in terms of both the number of patients (<10% of U.S.) and product pricing (<80% of U.S.). Further, we do not have any existing sales and marketing infrastructure in Canada. As such, the margin contribution from Canada is projected to be quite low and would not, in itself, support capitalization of the Somatuline® Autogel® license payment. Also, it is quite probable that if there is no U.S. approval, Canadian operations would be terminated.

As an example of the risks associated with the FDA approval process, Ipsen filed an NDA in 2001 for its predecessor drug, Somatuline®, a daily injectable formulation containing lanreotide. Although Somatuline® was approved in Europe and had been marketed for a number of years, the FDA issued an “approvable letter” which required Ipsen to perform additional carcinogenic and cardiac studies. These studies would have required significant expense and time to complete, and as a result, Ipsen did not pursue approval of the Somatuline® daily injectable formulation in the U.S. Instead, Ipsen made the decision to continue development of its “sustained-release” formulation, Somatuline® Autogel®.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0006

Although we are optimistic about the prospects for approval, we believed that there remained risks associated with FDA approval of Somatuline® Autogel® at the time we acquired the license.

We, at the time we acquired the license and currently, believe that the licensed know-how and the licensed patent rights will not have any alternative future use other than to develop Somatuline® Autogel® in the U.S. As such, because Somatuline® Autogel® has not yet received FDA approval, and there is still uncertainty as to the future economic benefit of the license payment, we expensed the license fee paid as research and development expense in October 2006.

Notes to Financial Statements

Note 7. License and Collaboration Agreements and Related Party Transactions, page 80

Ipsen Collaboration, page 80

6.

It appears you have a multiple element arrangement with Ipsen related to the Increlex™ and Somatuline® Autogel® agreements. Please explain to us in disclosure-type format a description of all your rights and obligations under the agreement, the performance period for each, all deliverables, the contractual cash flows as stipulated within the agreement, as well as what revenue recognition model will be applied for each type of contractual cash flow.

In response to the Staff’s comment, we advise the Staff that the key components of the Increlex™ and Somatuline® Autogel® license and collaboration agreements that have accounting implications are as follows:

Increlex™:

The elements within the Increlex™ agreement include the following: the license, milestone payment, royalty payments, manufacturing services and development cost share.

1. License:

During July 2006, the Company and Ipsen entered into a license and collaboration agreement whereby the Company granted a license to Ipsen providing Ipsen with the exclusive rights to sell Increlex™ in all regions of the world except the United States, Japan, Canada, the Middle East and Taiwan. In consideration of this license, Ipsen agreed to pay to the Company an upfront fee of €10.0 million.

2. Milestone Payment:

Ipsen agreed to pay the Company €15.0 million following the obtaining of either (A) an initial European Union Marketing Authorization for the sale of the licensed product in the licensed territory (i) meeting the target label or (ii) which does not strictly meet the target label, but nonetheless provides access to a number of patients which is more than 30% of European Union target population or (B) where the criteria set forth in A(i) and (ii) are not satisfied with respect to the initial European Union Marketing Authorization, a subsequent European Union Marketing Authorization.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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3. Royalty Payments:

Ipsen agreed to pay to the Company royalties which will accrue on a country-by-country basis in the territory upon the first commercial sale of the licensed product until the later of (i) the expiry date of the last valid claim in such country, (ii) the expiry date of the orphan drug status granted to the licensed product by regulatory authorities in such country, (iii) the expiry date of the regulatory protection (if any) preventing any competitor to cross-refer any data of the marketing authorizations files of the licensed product in such country or (iv) the date which is 15 years from first commercial sale.

4. Manufacturing and Supply:

The Company agreed to manufacture and supply to Ipsen the Increlex™ product over the term of the agreement until or unless Ipsen exercises its manufacturing option with respect to Ipsen’s right to make or have made the product.

5. Development Cost Share:

The parties agreed that all development costs associated with the development activities carried out by the parties jointly and in conjunction with an approved development plan will be borne by the parties as follows: the Company will be responsible for 60% of all development costs and Ipsen will be responsible for 40% of all development costs.

Revenue recognition:

We are not able to establish stand alone value for the delivered item (the license) nor is it possible to establish objective evidence of fair value for any of the undelivered elements. Therefore, we have treated, for accounting purposes, the license, the ongoing research and development activities and the manufacturing services obligation as a single unit of accounting. In addition, because we are committed to manufacture Increlex™ for Ipsen over the duration of the agreement, we believe that we will continue to have ongoing obligations through the term of the agreement. These obligations are considered more than perfunctory and inconsequential. Specifically, our obligation to manufacture Increlex™ runs throughout the period of the royalty term, unless earlier terminated by Ipsen.

The revenue recognition model for the various elements of the Increlex™ license and collaboration agreement is as follows:

•

Ipsen made an upfront cash payment of €10.0 million ($12.5 million) to the Company in connection with the execution of this agreement. Based on the fact that we have continuing obligations throughout the arrangement, we are amortizing the upfront fee as revenue from the date collectibility was reasonably assured (October 13, 2006, the execution of the agreement) until 15 years after the first commercial sale of Increlex™ in the territory. As we expect approval approximately one year following the execution of this agreement, we have estimated this period to be approximately 16 years in total. This period constitutes the duration of our continuing involvement throughout the longest possible length of the collaboration.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA0008

•

Ipsen agreed to make an additional €15.0 million ($18.8 million at the execution date exchange rate) on approval of the Increlex™ Marketing Authorization Application (the “MAA”) in the European Union for the targeted product label. We will recognize this payment as revenue when the milestone (MAA approval) has been achieved and collectibility is reasonably assured. This substantive milestone is “at risk,” and the Company has no further obligations to provide any other services with respect to this milestone. We believe that activities related to this milestone constitute a separate earnings process. Therefore, we intend to recognize revenue associated with this milestone when the milestone is achieved.

•

Once Increlex™ is launched in Ipsen’s territory, Ipsen agreed to pay royalties to the Company on a sliding scale from 15% to 25% of net sales, in addition to a supply price of 20% of net sales of the product. We view royalty payments as contingent revenue, as there is no assurance regarding realization of such payments. Accordingly, we will recognize royalty revenue when Ipsen reports to us its royalty related sales and we are satisfied that collectibility is reasonably assured.

•	We will recognize revenue from our manufacture and supply of Increlex™ to Ipsen when the product is shipped.

•

Ipsen and the Company may enter into future collaboration development plans and, if so, would share costs jointly. The Company would be responsible for 60% of the development costs and Ipsen would be responsible for 40%. The developing party will be incurring the full cost and receive reimbursement from the other. If the Company is the developing party, the amount reimbursed to the Company will be recorded as a contra-research and development expense. If Ipsen is the developing party, the amount paid to Ipsen will be recorded as research and development expense.

Somatuline® Autogel®:

The elements within the Somatuline® Autogel® agreement include the following: the license, milestone payment, royalty payments, inventory purchases and development cost share.

1. License:

The Company agreed to make an upfront payment of $25.0 million to Ipsen upon the execution of the agreement. The licensed technology and the licensed patent rights do not have any alternative future use other than to develop Somatuline® Autogel® in the U.S. As outlined in comment response No.5, because Somatuline® Autogel® had not yet received (and there were substantial risks associated with) FDA approval, and, therefore, there was still uncertainty as to the future economic benefit of the license payment, we expensed the license fee paid as research and development expense at the execution of the agreement.

2. Milestone Payment:

The Company agreed to make an additional payment of €30.0 million ($37.6 million at the execution date exchange rate) upon U.S. approval of Somatuline® Autogel® for the targeted product label. This milestone payment will be capitalized as an intangible asset and amortized over its estimated useful life.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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3. Royalty Payments:

Once Somatuline® Autogel® is launched in the Company’s territory, the Company will pay royalties to Ipsen on a sliding scale from 15% to 25% of net sales. Royalty payments will be recorded as cost of sales and expensed as the related Somatuline® Autogel® product is sold.

4. Inventory Purchases:

The Company will pay a supply price of 20% of net sales of the product. The supply price will be capitalized as inventory when inventory is purchased, and will be recorded to cost of sales when the product is sold to our customers.

5. Development Cost Share:

Ipsen and the Company may enter into future collaboration development plans and, if so, would share costs jointly. The Company would be responsible for 60% of the development costs and Ipsen would be responsible for 40%. The developing party will be incurring the full cost and receive reimbursement from the other. If the Company is the developing party, the amount reimbursed to the Company will be recorded as a contra-research and development expense. If Ipsen is the developing party, the amount paid to Ipsen will be recorded as research and development expense.

7.	It appears the convertible debt issued to Ipsen contains an embedded derivative that should be evaluated under SFAS 133 and EITF 00-19 as “the conversion shares could increase depending on the market value of the Company common stock.” Please provide us with your analysis of how you applied SFAS 133 and EITF 00-19 in your accounting for this transaction.

In response to the Staff’s comment, the Company is providing the following information regarding the first senior convertible note issued to Ipsen in October 2006 (the “First Note”). The principal amount of the First Note is $25,037,000. The First Note accrues interest at a rate of 2.5% per year from the date of issuance, compounded quarterly, and is convertible, at any time, into the Company’s common stock at an initial conversion price of $7.41 per share, subject to adjustment. The entire principal balance and accrued interest under the First Note is due and payable on the later to occur of October 13, 2011 or the second anniversary of the date on which Ipsen (or a subsequent holder of the note) notifies the Company that it will not convert the note in full, which such maturity date is subject to acceleration in certain circumstances. The conversion price of the First Note is subject to adjustment pursuant to “standard anti-dilution provisions” as considered in the definition of “equity restructuring” in SFAS No. 123 (revised 2004), Share-Based Payment. The First Note also contains a weighted-average price-based anti-dilution provision that might not be considered a “standard anti-dilution provision” under that guidance. Specifically, the conversion price may be reduced if the Company issues or sells additional common shares (as specified in the agreement) at or below a certain trigger price. As a result of that provision, the First Note may not be considered conventional convertible debt, as contemplated in paragraph 4 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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The Company evaluated whether the embedded derivative would qualify for the scope exception in paragraph 11(a) of SFAS 133. That scope exception provides that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position would not be considered derivative instruments for purposes of applying SFAS 133.

In order to ascertain whether the conversion feature would qualify under the scope exception under paragraph 11(a) of SFAS 133, the Company considered EITF 01-6. EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent event has occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the First Note meets the definition of “indexed to a Company’s stock” as note conversion is not contingent on any events and settlement amount is based solely on the Company’s stock.

Since it is indexed to the Company’s stock, the conversion feature was then evaluated for equity classification by analyzing the guidance in paragraphs 12 to 32 of EITF 00-19.

EITF 00-19 states that instruments would initially be classified as assets or liabilities in the following situations:

•	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company).

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The conversion feature can only be settled in the Company’s common stock. There is no provision for a cash payment (related to the conversion feature). Therefore, we considered Paragraphs 12-32 of EITF 00-19 at the issuance date (and will evaluate each of the conditions at each reporting date so long as the First Note remains outstanding). Paragraphs 12-32 of EITF 00-19 highlight eight main requirements for equity classification as follows:

1) The contract permits the company to settle in unregistered shares. The Company has consulted with securities counsel and believes that this arrangement was structured such that the offer and sale of the First Note was exempt from the registration requirements of the Securities Act of 1933, as amended. Further, the Company may deliver unregistered shares upon conversion of the First Note and has entered into a “best efforts” registration rights agreement (the “Registration Rights Agreement”) that is accounted for pursuant to EITF 00-19 as a contingency. There are no penalties expressly provided for in the agreement if the stock does not remain listed.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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2) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. At December 31, 2006 the Company had 49,882,807 shares available for issuance, and this amount exceeds the 8,405,524 total shares issuable upon conversion of the First Note at October 2011 and exercise of the warrant the Company issued to Ipsen contemporaneously with the issuance of the First Note. As disclosed in the Form 10-K, the Company may issue two additional senior convertible notes to Ipsen and the minimum shares issuable upon conversion of these additional notes would be 7,091,859. The Company’s remaining committed common shares at December 31, 2006 included 11,822,487 shares reserved for issuance pursuant to the Company’s equity compensation plans, the warrant the Company issued to Kingsbridge Capital Limited (“Kingsbridge”) and the Committed Equity Financing Facility with Kingsbridge. Although there were no other common share commitments at the issuance date, the Company’s equity compensation plans include evergreen provisions, or automatic share replenishment provisions, that will commit an additional maximum 1,250,000 shares per year (or a lesser amount determined by the Company’s Board of Directors) which if the maximum were reserved through the conversion period of all the convertible notes that we issued or may issue to Ipsen, the Company would still have sufficient shares available to issue the requisite number of common shares upon conversion of the convertible notes.

3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The First Note is convertible into shares of the Company’s common stock at the conversion price set forth in the First Note, subject to anti-dilution protection that reduces the conversion price if the Company sells additional securities below a certain dollar amount. The First Note, however, does not contain an explicit limit on the number of shares to be delivered on a share settlement date. However, the conversion price was fixed at the date of issuance and the events triggering an adjustment to the conversion price are generally within the Company’s control. Therefore, the number of shares to be delivered upon conversion is effectively capped. Management would have to evaluate whether it still had sufficient authorized and available shares prior to issuance of additional shares of common stock that would result in a reduction of the conversion price.

4) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. There are no such penalties included in the First Note or the Registration Rights Agreements (together, the “Note Agreements”).

5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). There are no such provisions included in the Note Agreements.

6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. This is not applicable to the Company since there are no circumstances that would result in a net-cash settlement related to the conversion feature.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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TRCA00012

7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. There are no such rights included in the Note Agreements.

8) There is no requirement in the contract to post collateral at any point or for any reason. There is no such requirement included in the Note Agreements.

Based on our analysis of EITF 00-19 above, the embedded conversion feature would be classified as an equity instrument if it were a free standing instrument as it meets the criteria outlined in paragraphs 12 to 32 of EITF 00-19.

In summary, the convertible debt includes an embedded conversion feature which meets the definition of a derivative instrument. However, this feature is indexed solely to the Company’s common stock pursuant to EITF 01-6, and meets the criteria for equity classification pursuant to the criteria set forth in paragraphs 12 to 32 of EITF 00-19. Because the embedded conversion feature meets the criteria for equity classification, it qualifies for the scope exception under paragraph 11(a) of SFAS 133 and is therefore not required to be bifurcated and accounted for separately as a derivative liability.

We recognize that our disclosure with respect to this embedded conversion feature in the Form 10-K erroneously contains language that states “the conversion shares could increase depending on the market value of the Company common stock.” Accordingly, we removed this language in our quarterly report on Form 10-Q for the quarter ended March 31, 2007.

Note 10, Stock Based Compensation, page 85

Adoption of SFAS No. 123R, page 87

8.	You disclose that “the Company’s computation of expected volatility for the year ended December 31, 2006 is based on an average of the historical volatility of the Company’s stock and the historical volatility of a peer-group of similar companies”. Please explain to us your basis under SFAS No. 123R to compute expected volatility based on this average rather than rely solely on your own historical volatility.

In response to the Staff’s comment, we advise the Staff that the Company utilizes the simplified method in calculating its expected term in accordance with SAB 107. As a result, the expected term used for most of its option grants is generally 6.27 years (the Company utilizes the closed-form model in computing its stock compensation expense under SFAS No. 123R). However, the Company only had approximately 2.79 years of public trading activity as of December 31, 2006 (the Company began trading on March 17, 2004). Therefore, due to the Company’s short public trading history (2.79 years) and the expected term used for a majority of its option grants (6.27 years), the Company has based expectations of future volatility on the weighted average of (i) volatility of the Company over its trading history and (ii) volatilities of a group of peer companies over their most

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission	*FOIA Confidential Treatment Request*
June 22, 2007	Confidential Treatment Requested by
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Ended December 31, 2006
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recent 6.27 years of trading history. The Company considered the guidance the SEC provided in SAB 107 regarding the use of assumptions that marketplace participants would likely use in determining an exchange price of an option in determining our inputs into our valuation model. The Company also considered the guidance of SFAS 123R paragraph A32(c) which states: “For public companies, the length of time an entity’s shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant. A newly public entity also might consider the expected volatility of similar entities. A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities.” The Company believes that considering both its own historical volatility and the volatility of an appropriately selected peer group of companies are factors that a market participant would consider in estimating the exchange price of our options and that our approach is a reasonable estimate of our expected volatility.

Based on SFAS No. 123R, paragraph A22 and paragraph A32(c) the Company expects to continue to utilize the volatilities of similar companies to calculate expected volatility, unless circumstances change such that the companies are no longer similar to the Company, or the Company has sufficient historical data of its own share price.

*            *            *            *

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Request

In addition, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain provisions of this letter, marked by brackets, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that the Company will be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission	*FOIA Confidential Treatment Request*
June 22, 2007	Confidential Treatment Requested by
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Ended December 31, 2006
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deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone Suzanne Sawochka Hooper, Esq. of Cooley Godward Kronish LLP at (650) 843-5180 rather than rely upon the United States mail for such notice. The address for Suzanne Sawochka Hooper, the responsible representative, is Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155.

We hope that the foregoing adequately responds to the Comment Letter. Please do not hesitate to call me at (650) 624-4914 if you would like to discuss these issues further.

Very truly yours,

/s/ Ajay Bansal
Ajay Bansal
Chief Financial Officer

cc:

John A. Scarlett, M.D.

Stephen N. Rosenfield

Tercica, Inc.

Chadwick Mills

Cooley Godward Kronish LLP

Frances D. Schulz

Ernst & Young LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83